

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2019

Mark J. Murphy
Chief Financial Officer
Qorvo, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409-9421

      Re: Qorvo, Inc.
          Form 10-K for the Fiscal Year Ended March 30, 2019
          Filed May 17, 2019
          File No. 001-36801

Dear Mr. Murphy:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Electronics and Machinery